Exhibit 99.5

FOR IMMEDIATE RELEASE

ASSURANCE GLOBAL SERVICES AND WAX ASSET MANAGEMENT

ISSUE RESPONSE TO COMPUTER TASK GROUP

GREENWICH, CT, September 14, 2020 – Assurance Global Services LLC (“AGS”) and Wax Asset Management, LLC (“WAM”) sent a letter (the “Letter”) to the Board of Directors of Computer Task Group, Incorporated, a New York corporation (Nasdaq: CTG) (the “Company”), in response to the Company’s Form 8-K and press release dated September 10, 2020. A copy of AGS and WAM’s response to the Company was filed as Exhibit 99.4 to Amendment No. 4 to the Schedule 13D of AGS and WAM filed on September 14, 2020, with respect to the common stock of the Company, which may be obtained free of charge at the SEC’s website (http://www.sec.gov).

Important Notice

The Letter and this press release do not in any way constitute a proxy solicitation, which may be undertaken only pursuant to a definitive written proxy statement or an applicable exemption from the proxy statement requirements. AGS and WAM believe that all stockholders should make independent decisions regarding the election of directors and the other matters to be voted upon at the Company’s Annual Meeting of Shareholders.

About AGS and WAM

AGS is a value-oriented, operations-focused private and public investment firm.

WAM is an investment advisory firm that engages in the acquisition and disposition of investments.

Contacts

AGS: James M. Lindstrom, (203) 979-4607

WAM: Evan Wax, (203) 941-0111